RECEIVED

2008 AUG 20 A 4:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/20,24

6th August 2008

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

82-03846

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited ("the Company")
File No. ~~82-1390~~

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose for your record a copy of the Company's announcement in connection with the 2008 interim results, dividends and closure of books which were published on the websites of The Stock Exchange of Hong Kong Limited and the Company on 5th August 2008.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

08004434

PROCESSED
AUG 21 2008
THOMSON REUTERS

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York Mellon (w/e, by email: shrrelations@bnymellon.com)
Ms. Kammy Yuen/Ms. Anna Jia, The Bank of New York Mellon, H.K. (w/e, by hand)

Encl.

LW/ma
P:\RLiu\HAECO Group\HAECO - CPA12\CPA12 - 20 Interim & Final\2008 Interim

8/20

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

2008 Interim Results

CHAIRMAN'S STATEMENT

Consolidated Results

Profit attributable to the Company's shareholders for the first half of 2008 was HK$591 million, an 8% increase over that of 2007, in line with expectations.

Your Directors have declared an interim dividend of HK$0.93 per share (2007: HK$0.88) payable on 23rd September 2008 to shareholders registered at the close of business on 12th September 2008. The share register will be closed from 8th to 12th September 2008, both dates inclusive.

Operations

Demand for the Group's services has continued to be strong in the first half, with its facilities operating at near capacity. The Group is expanding its capacity and is investing in a number of significant long-term projects to support anticipated business demand and to broaden the services it offers:

- Construction of HAECO's third hangar at Hong Kong International Airport is on schedule with opening planned for the middle of 2009.
- Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") will open a new training centre in the last quarter of 2008 while the opening of its sixth hangar is expected at the end of 2009. The new landing gear overhaul joint venture facility in Xiamen was opened in June 2008. Agreement has been signed with Airbus in March 2008 for TAECO to create a qualified Cabin Completion Centre in China for Airbus corporate and business aircraft.
- Following the opening of the engine-build extension in March, Hong Kong Aero Engine Services Limited ("HAESL") will construct a further phased extension to its facilities, with opening of a dedicated engine component overhaul centre planned for early 2010.
- In June the Group acquired a majority 85.01% shareholding from General Electric ("GE") in a Xiamen-based engine overhaul company, which was renamed Taikoo Engine Services (Xiamen) Company Limited ("TEXL"). Cathay Pacific Airways has also taken a minority share, and as part of the overall agreement TEXL has entered into a GE-Branded Service Agreement for a period of 22 years for the maintenance of GE90 engines. It is planned that the company will commence operations in the first half of 2010.
- In July an agreement was reached with Sichuan Airlines to form a joint venture in Chengdu, in which the Group will hold 49%, to provide both line and heavy maintenance, repair and overhaul services initially for Airbus 320 aircraft. The first hangar is expected to commence operating in the first half of 2010.

Staff are being recruited and trained to cope with the planned growth in business.

Prospects

Demand for the Group's services is expected to remain firm notwithstanding the negative impact of high fuel prices on the aviation industry. I expect that the Group's facilities will continue to be well used during the second half of the year.

Christopher Pratt
Chairman
Hong Kong, 5th August 2008

REVIEW OF OPERATIONS

The Group's profit attributable to shareholders comprises:

	Six months ended 30th June		
	2008 HK$M	2007 HK$M	Change
HAECO Hong Kong operations	**232**	214	+8%
Share of:			
TAECO	**162**	151	+7%
HAESL	**178**	160	+11%
Other subsidiaries and jointly controlled companies	**19**	23	-17%
	591	548	+8%

HAECO Hong Kong Operations

HAECO's Hong Kong operations comprise heavy maintenance in hangars, line maintenance at the passenger and cargo terminals at Hong Kong International Airport and component overhaul at Tseung Kwan O plus inventory technical management. Despite the concern generally expressed within the wider aviation community over the recent surge in the price of fuel, demand for high quality aircraft maintenance at present remains firm.

Heavy maintenance business has continued to be strong with 1.30 million sold manhours, the same as that of the first half of 2007. 59% of the work was from non-Hong Kong based carriers.

Line maintenance movements handled grew by 6% over the first half of 2007 with an average of 274 aircraft per day.

Component repair activity at the Tseung Kwan O facility totalled 0.12 million manhours, in line with the first half of 2007.

HAECO's inventory technical management managed rotable spares for various aircraft, including Airbus 340-600, 330-300, 300-600F as well as Boeing 747-200F aircraft.

Taikoo (Xiamen) Aircraft Engineering Company Limited

Heavy maintenance manhours sold by TAECO increased by 20% over the first half of 2007 to 2.22 million hours following the easing of capacity constraints provided by the opening of Hangar 5 in June 2007.

Line maintenance operations in Xiamen, Shanghai and Beijing grew by 10% over the first half of 2007 with aircraft handled averaging 43 per day.

TAECO will open a new training centre at the end of 2008. The school aims to develop more engineering staff and provides the means with which to update the skills of the existing workforce. TAECO is also building a sixth hangar for which the opening is now planned for late 2009. A seventh hangar specialising in cabin completion is under construction at nearby Jinjiang with commencement of operation expected in 2010.

Engine Overhaul

Hong Kong Aero Engine Services Limited

HAESL (45% owned) and its jointly controlled company, Singapore Aero Engine Services Pte. Limited (20% owned by HAESL), returned satisfactory results for the period due to both increased work scope and a more favourable work mix.

Following the opening of the additional 3,000 square metre workshop in March, the company has decided to construct a further extension to its facilities to provide additional capacity for specialist engine component repair. Opening is planned for early 2010.

Taikoo Engine Services (Xiamen) Company Limited

On 31st March 2008, HAECO and TAECO entered into an Acquisition Agreement with GE Pacific Private Limited and General Electric Company, pursuant to which HAECO and TAECO agreed to purchase 75.01% and 10% interests respectively in GE Engine Services (Xiamen) Company Limited ("TEXL") from GE Pacific Private Limited for a cash consideration of US$49.6 million (HK$386.9 million) and US$6.6 million (HK$51.5 million) respectively. On the same date, TEXL and GE entered into a GE-Branded Service Agreement for TEXL to acquire the right to maintain GE90 engines for a period of 22 years, for a cash consideration of US$45 million (HK$351.0 million) and an annual licence fee of US$300,000 (HK$2.3 million). These transactions constituted discloseable transactions under the Listing Rules in respect of which an announcement dated 31st March 2008 was published and a circular dated 11th April 2008 was sent to shareholders.

Subsequently, the parties entered into a revised agreement on 26th June 2008 to reduce the consideration receivable by GE Pacific Private Limited by US$20 million (HK$156.0 million) and to increase the cash consideration payable by TEXL to GE under the GE-Branded Service Agreement by US$20 million (HK$156.0 million). On completion of these transactions on 26th June 2008, TEXL became a non-wholly owned subsidiary of HAECO and was renamed Taikoo Engine Services (Xiamen) Company Limited.

Other Subsidiary and Jointly Controlled Companies

Results of the Group's other subsidiary and jointly controlled companies during the period were in line with expectations.

Environment

The Group continues to monitor closely the impact of its operations on the environment and make every effort to reduce the extent of this impact. Details of this activity which the company regards as important both to the community and for our staff can be found in the Environmental, Health and Safety report on our website.

Staff

The Group's headcount was:

	30th June 2008	31st December 2007	Change
HAECO	**4,652**	4,523	+3%
TAECO	**5,186**	5,086	+2%
HAESL	**866**	844	+3%
Other subsidiaries and jointly controlled companies in which HAECO and TAECO own at least 20%	**1,330**	1,245	+7%
	12,034	11,698	+3%

FINANCIAL REVIEW

Net Assets

The Group's non-current assets increased from HK$4,716 million to HK$5,914 million in the first half of 2008 mainly due to additions in fixed assets and intangible assets totalling HK$1,292 million, primarily on the hangars and the training centre under construction and on the GE-Branded Service Agreement, offset by HK$142 million of depreciation and amortisation. The Group's net current liabilities at 30th June 2008, excluding net liquid funds, totalled HK$194 million (31st December 2007: HK$38 million).

Net Liquid Funds and Financing

The Group's net liquid funds totalled HK$261 million at 30th June 2008 (31st December 2007: HK$767 million), and it had committed but undrawn banking facilities of HK$276 million plus available uncommitted facilities of HK$415 million. This, together with its continued strong operating cash flow, is considered sufficient to meet its operating, working capital and capital expenditure requirements for the next 12 months.

Currency Fluctuations

The Group's income is substantially in HK dollars and US dollars and is matched by expenditure in the same currencies. The exception to this is TAECO which has substantial Renminbi expenditure. TAECO reduces its exposure to changes in the exchange rate of the Renminbi against the US dollar by retaining surplus funds in Renminbi and using forward exchange contracts. At 30th June 2008, TAECO had sold forward a total of US$100 million and HK$512 million to cover part of its Renminbi requirement for the second half of 2008, 2009 and 2010.

Consolidated profit and loss account
for the six months ended 30th June 2008 - unaudited

	Note	Six months ended 30th June 2008 HK$M	Six months ended 30th June 2007 HK$M	Year ended 31st December 2007 HK$M
Turnover	4	2,496	2,229	4,619
Operating expenses:				
Staff remuneration and benefits		(949)	(854)	(1,833)
Cost of direct material and job expenses		(614)	(522)	(1,160)
Depreciation and amortisation		(142)	(123)	(258)
Insurance and utilities		(46)	(47)	(90)
Operating lease rentals - land and buildings		(57)	(40)	(82)
Repairs and maintenance		(59)	(55)	(136)
Other operating expenses		(59)	(54)	(112)
		(1,926)	(1,695)	(3,671)
Other gains - net	5	18	3	31
Operating profit	4	588	537	979
Net finance income	6	5	6	21
Net operating profit		593	543	1,000
Share of after-tax results of jointly controlled companies	10	213	192	399
Profit before taxation		806	735	1,399
Taxation	7	(82)	(65)	(84)
Profit for the period		724	670	1,315
Attributable to:				
The Company's shareholders		591	548	1,073
Minority interests		133	122	242
		724	670	1,315
Dividends				
Interim		155	146	146
Final - proposed		-	-	366
		155	146	512
Earnings per share attributable to the Company's shareholders (basic and diluted)	8	HK$3.55	HK$3.29	HK$6.45

	2008 Interim	2007 Interim	2007 Final	2007 Total
Dividends per share	HK$0.93	HK$0.88	HK$2.20	HK$3.08

Consolidated balance sheet
at 30th June 2008 - unaudited

	Note	30th June 2008 HK$M	31st December 2007 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	9	3,932	3,397
Leasehold land and land use rights	9	312	238
Intangible assets	9	538	2
Jointly controlled companies	10	860	801
Retirement benefit assets	11	179	168
Deferred tax assets		17	8
Derivative financial instruments	12	76	102
		5,914	4,716
Current assets			
Stocks of aircraft parts		125	103
Work in progress		168	190
Trade and other receivables	13	659	685
Assets held for sale		22	-
Derivative financial instruments	12	72	59
Deposits and bank balances		845	876
		1,891	1,913
Current liabilities			
Trade and other payables	14	1,169	1,017
Taxation		71	58
Short-term loans		584	109
		1,824	1,184
Net current assets		67	729
Total assets less current liabilities		5,981	5,445
Non-current liabilities			
Receipt in advance		96	101
Deferred tax liabilities		278	226
Other payables		-	224
		374	551
NET ASSETS		5,607	4,894
Equity attributable to the Company's shareholders			
Share capital	15	166	166
Reserves	16	4,468	4,243
		4,634	4,409
Minority interests		973	485
TOTAL EQUITY		5,607	4,894

Consolidated cash flow statement

for the six months ended 30th June 2008 - unaudited

	Six months ended 30th June 2008 HK$M	Six months ended 30th June 2007 HK$M	Year ended 31st December 2007 HK$M
Operating activities			
Cash generated from operations	506	314	1,070
Interest paid	(4)	(4)	(5)
Interest received	11	13	27
Taxation paid	(68)	(41)	(68)
Net cash generated from operating activities	445	282	1,024
Investing activities			
Purchase of property, plant and equipment	(435)	(326)	(760)
Sale of property, plant and equipment	14	1	23
Acquisition of subsidiary companies	(218)	6	6
Capital contribution to jointly controlled companies	(67)	-	(15)
Loans repaid by staff	-	-	5
Loans advanced to a jointly controlled company	-	(11)	(11)
Loans advanced to a third party	(13)	-	-
Dividends received from jointly controlled companies	212	161	313
Net (increase)/decrease in short-term deposits maturing after three months	(1)	275	258
Net cash (used in)/generated from investing activities	(508)	106	(181)
Net cash (outflow)/inflow before financing activities	(63)	388	843
Financing activities			
Capital contribution from minority interests	35	45	47
Borrowing/(repayment) of short-term loans	395	(6)	45
Dividends paid to the Company's shareholders	(366)	(266)	(412)
Dividends paid to minority interests	(33)	(68)	(288)
Net cash generated from/(used in) financing activities	31	(295)	(608)
Net (decrease)/increase in cash and cash equivalents	(32)	93	235
Cash and cash equivalents at 1st January	859	623	623
Translation adjustment	-	12	1
Cash and cash equivalents at end of the period	827	728	859

Consolidated statement of changes in equity
for the six months ended 30th June 2008 - unaudited

	Six months ended 30th June		Year ended 31st December
	2008	2007	2007
	HK$M	HK$M	HK$M
Total equity at 1st January	4,894	4,347	4,347
Changes in cash flow hedges:			
Recognised during the period	11	69	165
Deferred tax recognised	(8)	-	(13)
Exchange differences	12	20	3
Net income recognised directly in equity	15	89	155
Profit for the period	724	670	1,315
Total recognised income for the period	739	759	1,470
Changes in cash flow hedges:			
Transferred to profit and loss account	(24)	(2)	(12)
Dividends paid to the Company's shareholders	(366)	(266)	(412)
Dividends cancellation/(paid or payable to) minority interests	292	(136)	(546)
Minority interests arising on new subsidiary companies	36	-	47
Capital contribution from minority interests	35	45	-
Other reserve	1	-	-
Total equity at end of the period	5,607	4,747	4,894
Total recognised income for the period attributable to:			
The Company's shareholders	603	601	1,163
Minority interests	136	158	307
	739	759	1,470

1. Basis of preparation and accounting policies

(a) The unaudited consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2007 annual accounts with the addition of certain new standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and effective as at the time of preparing this information. Where applicable, the comparatives have been amended as required.

In 2008, the Group adopted the following new or revised standards and interpretations of HKFRS:

HK(IFRIC)-Int 11	"Share Transactions"
HK(IFRIC)-Int 12	"Service Concession Arrangements"
HK(IFRIC)-Int 14	"The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

The adoption of such standards or interpretations does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the first half of 2008.

(b) The consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. This consolidated financial information should be read in conjunction with the 2007 annual accounts.

2. Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

3. Management of financial risk factors

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk, credit risk and liquidity risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forward contracts, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management, not for speculative purposes.

4. Segmental information

The Group is primarily engaged in commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China. It does not have any other significant activities and therefore no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided as below. Financial summaries of the jointly controlled companies are provided under note 10.

Reporting by geographical segment:

	Operating principally in Hong Kong			Operating in Mainland China			Inter-segment elimination			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2008	2007	2007	2008	2007	2007	2008	2007	2007	2008	2007	2007
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Turnover	1,574	1,470	3,022	922	759	1,597	-	-	-	2,496	2,229	4,619
Inter-segment sales	43	41	84	2	1	4	(45)	(42)	(88)	-	-	-
	1,617	1,511	3,106	924	760	1,601	(45)	(42)	(88)	2,496	2,229	4,619
Operating profit	240	244	414	348	293	565				588	537	979
Net finance income/ (expense)	7	4	11	(2)	2	10				5	6	21
Share of after-tax results of jointly controlled companies	188	172	363	25	20	36				213	192	399
Profit before taxation	435	420	788	371	315	611				806	735	1,399
Profit for the period	411	383	746	313	287	569				724	670	1,315
Profit attributable to the Company's shareholders	411	383	746	180	165	327				591	548	1,073

Analysis of net assets and equity of the Group by geographical segment:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	30th June 2008	31st December 2007	30th June 2008	31st December 2007	30th June 2008	31st December 2007	30th June 2008	31st December 2007
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Segment assets	3,062	3,357	3,101	2,041	(80)	(454)	6,083	4,944
Jointly controlled companies	603	648	257	153	-	-	860	801
Deferred tax assets	-	-	17	8	-	-	17	8
Deposit and bank balances	442	729	403	147	-	-	845	876
Total assets	4,107	4,734	3,778	2,349	(80)	(454)	7,805	6,629
Segment liabilities	556	750	789	1,046	(80)	(454)	1,265	1,342
Deferred tax liabilities and taxation	291	271	58	13	-	-	349	284
Short-term loans	320	-	264	109	-	-	584	109
Total liabilities	1,167	1,021	1,111	1,168	(80)	(454)	2,198	1,735
Net assets	2,940	3,713	2,667	1,181	-	-	5,607	4,894
Equity attributable to tl Company's shareholders	2,934	3,707	1,700	702	-	-	4,634	4,409
Minority interests	6	6	967	479	-	-	973	485
Total equity	2,940	3,713	2,667	1,181	-	-	5,607	4,894

5. Other gains - net

	Six months ended 30th June		Year ended 31st December
	2008	2007	2007
	HK$M	HK$M	HK$M
Net foreign exchange gains	19	3	27
Assets at fair value through the profit and loss:			
fair value (losses)/gains	(1)	-	4
	18	3	31

6. Net finance income

	Six months ended 30th June		Year ended 31st December
	2008	2007	2007
	HK$M	HK$M	HK$M
Interest income:			
Short-term deposits and bank balances	11	10	27
Interest expense:			
Short-term bank loans	(6)	(4)	(6)
	5	6	21

7. Taxation

	Six months ended 30th June		Year ended 31st December
	2008	2007	2007
	HK$M	HK$M	HK$M
Current taxation:			
Hong Kong profits tax	26	29	55
Overseas tax	58	33	38
	84	62	93
Deferred taxation:			
(Increase)/decrease in deferred tax assets	(9)	(5)	4
Increase/(decrease) in deferred tax liabilities	7	8	(13)
	82	65	84

Provision for Hong Kong profits tax has been made by the Company of HK$26 million for the period ended 30th June 2008 (30th June 2007: HK$29 million; 31st December 2007: HK$55 million). Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$37 million for the period ended 30th June 2008 (30th June 2007: HK$36 million; 31st December 2007: HK$72 million).

8. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders for the period ended 30th June 2008 of HK$591 million (30th June 2007 : HK$548 million; 31st December 2007 : HK$1,073 million) and the weighted average 166,324,850 (30th June 2007 : 166,324,850; 31st December 2007 : 166,324,850) ordinary shares in issue during the period.

9. Property, plant and equipment, leasehold land and land use rights and intangible assets

	Property, plant and equipment	Leasehold land and land use rights	Intangible assets - computer software, goodwill and technical licence
	HK$M	HK$M	HK$M
Net book value:			
At 31st December 2007	3,397	238	2
Acquisition of a subsidiary	280	77	537
Additions and transfers	398	-	-
Disposals	(5)	-	-
Depreciation and amortisation	(138)	(3)	(1)
At 30th June 2008	3,932	312	538

10. Jointly controlled companies

The Group's share of the results and assets and liabilities of the jointly controlled companies for the period ended and at 30th June are as follows:

	HAESL			Others			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2008	2007	2007	2008	2007	2007	2008	2007	2007
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Turnover	1,494	1,271	2,774	195	165	331	1,689	1,436	3,105
Operating expenses	(1,308)	(1,097)	(2,408)	(155)	(128)	(262)	(1,463)	(1,225)	(2,670)
Operating profit	186	174	366	40	37	69	226	211	435
Net finance income	-	2	1	1	1	-	1	3	1
Share of after-tax results of jointly controlled companies	23	14	35	-	-	-	23	14	35
Profit before taxation	209	190	402	41	38	69	250	228	471
Taxation	(31)	(30)	(64)	(6)	(6)	(8)	(37)	(36)	(72)
Profit for the period	178	160	338	35	32	61	213	192	399
Dividends paid	200	151	267	12	10	45	212	161	312
Funds employed:									
Non-current assets	417	392	403	158	88	109	575	480	512
Current assets	686	531	662	216	151	153	902	682	815
	1,103	923	1,065	374	239	262	1,477	1,162	1,327
Current liabilities	(430)	(335)	(416)	(74)	(74)	(82)	(504)	(409)	(498)
Non-current liabilities	(75)	(29)	(28)	(38)	-	-	(113)	(29)	(28)
	598	559	621	262	165	180	860	724	801
Financed by:									
Shareholders' equity and loans	598	559	621	262	165	180	860	724	801

11. Retirement benefits

Movement in the assets recognised in the balance sheet:

	Local Scheme	Expatriate Scheme	Total
	HK$M	HK$M	HK$M
At 31st December 2007	125	43	168
Increase due to:			
Total income	7	4	11
At 30th June 2008	132	47	179

12. Derivative financial instruments

	30th June 2008 HK$M	31st December 2007 HK$M
Forward foreign exchange contracts:		
Cash flow hedges	145	157
Not qualified as cash flow hedges	3	4
Total	148	161
Less: non-current portion		
Forward foreign exchange contracts:		
Cash flow hedges	76	102
Current portion	72	59

The notional principal amounts of the outstanding forward foreign exchange contracts at 30th June 2008 were HK$1,294 million (31st December 2007: HK$1,606 million).

13. Trade and other receivables

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of trade receivables are performed periodically to minimise credit risk associated with receivables.

	30th June 2008 HK$M	31st December 2007 HK$M
Trade receivables	352	281
Amounts due from jointly controlled companies	19	11
Amounts due from related parties	164	163
Other receivables and prepayments	124	230
	659	685
The aged analysis of trade receivables is as follows:		
Up to 3 months	262	273
3 to 6 months	87	7
Over 6 months	3	1
	352	281

14. Trade and other payables

	30th June 2008 HK$M	31st December 2007 HK$M
Trade payables	84	112
Amounts due to jointly controlled companies	1	1
Amounts due to related parties	30	25
Other payables	1,054	879
	1,169	1,017
The aged analysis of trade payables is as follows:		
Up to 3 months	78	110
3 to 6 months	5	1
Over 6 months	1	1
	84	112

Subsequent to 2007 year end, TAECO cancelled declared dividends of HK$671 million. Included in other payables at 30th June 2008 was deferred consideration of HK$507 million relating to the GE-Branded Service Agreement.

15. Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange. At 30th June 2008, 166,324,850 shares were in issue (31st December 2007: 166,324,850 shares).

16. Reserves

	Revenue reserve HK$M	Capital redemption reserve HK$M	Exchange translation reserve HK$M	Cash flow hedge reserve HK$M	Other reserve HK$M	Total HK$M
At 31st December 2007	4,132	19	11	81	-	4,243
Profit attributable to the Company's shareholders	591	-	-	-	-	591
Previous year's final dividend paid	(366)	-	-	-	-	(366)
Cash flow hedges:						
Recognised during the period	-	-	-	7	-	7
Deferred tax recognised	-	-	-	(5)	-	(5)
Transferred to the profit and loss account	-	-	-	(13)	-	(13)
Share of reserves in jointly controlled companies	-	-	-	-	1	1
Exchange differences	-	-	10	-	-	10
At 30th June 2008	4,357	19	21	70	1	4,468

17. Business combinations

On 26th June 2008, the Company and TAECO acquired 75.01% and 10.00% interests respectively in TEXL, a company that provides the overhaul, maintenance and test services for aircraft engines. The effective shareholding is 80.67%. As part of the transaction the Group entered into Branded Service Agreement for TEXL to acquire a GE-Branded Service Agreement with the right to maintain GE90 engines for a period of 22 years. The Group's share of total consideration for the acquisition of TEXL and the GE-Branded Service Agreement was HK$636 million.

No revenue and no profit were contributed to the Group for the period from TEXL to 30th June 2008. If the acquisition had occurred on 1st January 2008, the Group's consolidated turnover and consolidated profit for the six months ended 30th June 2008 would have been increased by HK$18 million and decreased by HK$11 million respectively.

(a) Details of goodwill and net assets acquired are given below.

	HK$M
The Group's share of purchase consideration is as follows:	
Cash paid	227
Deferred consideration	409
	636
Fair value of net identifiable assets acquired	(606)
Goodwill	30

The goodwill is attributable to TEXL's strong position and profitability in its market and the significant synergies expected to arise after its acquisition by the Group.

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount HK$M	Fair value HK$M
Cash and cash equivalents	21	21
Land use rights	18	77
Property, plant and equipment	192	280
Payables	(97)	(97)
Deferred tax liabilities	-	(37)
Net assets acquired	134	244
Intangible assets acquired	507	507
	641	751
Minority interests		(145)
The Group's share of total net assets acquired		606

(b) Details of cash outflow on acquisition are as follows.

	HK$M
Outflow of cash to acquire TEXL, net of cash acquired:	
The Group's share of cash consideration	227
The minority's share of cash consideration	12
Total cash consideration	239
Cash and cash equivalents in TEXL	(21)
Cash outflow on acquisition	218

18. Capital commitments

	30th June 2008 HK$M	31st December 2007 HK$M
Contracted but not provided for in the accounts	851	396
Authorised by Directors but not contracted for	1,720	1,436
	2,571	1,832

Capital commitments are mainly related to the construction of the third hangar at the Hong Kong International Airport by the Company, the sixth and the seventh hangars by TAECO and engine overhaul facilities by TEXL.

19. Related party and continuing connected transactions

The Group has a number of transactions with its related parties and connected persons. All trading transactions are conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the Group. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the interim report are summarised below:

		Jointly controlled companies			Other related parties			Total		
		Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	Note	2008 HK$M	2007 HK$M	2007 HK$M	2008 HK$M	2007 HK$M	2007 HK$M	2008 HK$M	2007 HK$M	2007 HK$M
Revenue from provision of services:										
Cathay Pacific Airways Limited Group (subject to reporting cap)	a	-	-	-	1,057	906	1,831	1,057	906	1,831
Other revenue	b	57	72	134	-	-	-	57	72	134
		57	72	134	1,057	906	1,831	1,114	978	1,965
Purchases:										
Costs payable to John Swire & Sons (H.K.) Limited under services agreement										
- Service fees payable during the period	a				20	18	33	20	18	33
- Expenses reimbursed at cost	a				16	11	19	16	11	19
Subtotal subject to reporting cap	a				36	29	52	36	29	52
- Share of administrative services					1	1	2	1	1	2
Total					37	30	54	37	30	54
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited					2	2	4	2	2	4
Spares purchases from Cathay Pacific Airways Limited					16	4	18	16	4	18
Other purchases	c	5	3	8	8	5	16	13	8	24
		5	3	8	63	41	92	68	44	100

Notes:

a. These transactions fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules.

b. Other revenue from jointly controlled companies mainly arose from the provision to HAESL of engine component repairs and facilities rental on a commercial arm's length basis and of certain administrative services charged at cost.

c. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

d. Amounts due from and due to jointly controlled companies and other related parties at 30th June 2008 are disclosed in note 13 and note 14 to the accounts.

20. Oasis Hong Kong Airlines Limited

The Group had provided various services under contract to Oasis Hong Kong Airlines Limited. Oasis Hong Kong Airlines Limited and Oasis Growth and Income Investments Limited entered into liquidation on 11th June 2008. In accordance to a consent summons filed jointly together with the Provisional Liquidator, which was granted by the court in early May 2008, an amount of HK$86 million from the net proceeds of aircraft sales will be put into a separate bank account pending determination of the Group's claim by the court.

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Corporate governance

The Audit Committee of the Company has reviewed the results for the six-month period ended 30th June 2008.

Throughout the accounting period covered by the interim report, the Company has complied with all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 to the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 to the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

Disclosure of interests

Directors' interests

At 30th June 2008, the registers maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited and Taikoo (Xiamen) Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

Hong Kong Aircraft Engineering Company Limited	Capacity	No. of shares	Percentage of issued capital (%)	Note
The Hon. Sir Michael David Kadoorie (Alternate Director)	Trust	3,782,886	2.27	1
D.C.L. Tong	Personal / Trust	124,800	0.08	2

Taikoo (Xiamen) Aircraft Engineering Company Limited	Capacity	Percentage of issued capital (%)	Note
P.K. Chan	Controlled corporation	2.00	3

Notes

1. The Hon. Sir Michael David Kadoorie is one of the beneficiaries and the founder of a discretionary trust which ultimately holds these shares.

2. D.C.L. Tong is interested personally in 20,000 shares of the Company. In addition, he is deemed to be interested in 104,800 shares in his capacity as a trustee and does not have any beneficial interest in those shares.

3. The shares are held by Kin Kuen Development Company Limited in which P.K. Chan holds a 30% interest.

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2008 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

		Number of shares	Percentage of issued capital	Type of interest (notes)
1.	Cathay Pacific Airways Limited	45,649,686	27.45	Beneficial owner
2.	Swire Pacific Limited	101,397,903	60.96	Beneficial owner and attributable interest (1)
3.	John Swire & Sons Limited	101,397,903	60.96	Attributable interest (2)

Notes: At 30th June 2008:

(1) Swire Pacific Limited was interested in 55,748,217 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's interest of approximately 39.99% in Cathay Pacific Airways Limited;

(2) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in the 101,397,903 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the Swire group's interests in shares of Swire Pacific Limited representing approximately 36.50% of the issued share capital and approximately 55.74% of the voting rights.

Dividend and Book Closure

The Directors declared an interim dividend of HK$0.93 per share (2007: HK$0.88) for the six months period ended 30th June 2008 payable to shareholders on record on 12th September 2008.

In order to qualify for the entitlement of the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Friday 5th September, 2008.

The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

By Order of the Board
Hong Kong Aircraft Engineering Company Limited
Christopher Pratt
Chairman
Hong Kong, 5th August 2008

Website: www.haeco.com

END